Appendix 99.5
ATS Reports First Quarter Fiscal 2027 Results and Announces a Fixed Cost Transformation Program

08/06/2026

Cambridge, ON / BUSINESS WIRE / ATS Corporation (TSX and NYSE: ATS) ("ATS" or the "Company") today reported its financial results for the three months ended June 28, 2026 and announced a Fixed Cost Transformation Program. All references to "$" or "dollars" in this news release are to Canadian dollars unless otherwise indicated.

Following a comprehensive portfolio review conducted after Doug Wright's appointment as Chief Executive Officer, the Company announced that it had identified a significant opportunity to improve profitability, returns and capital efficiency across the organization. As a result, ATS has initiated an approximately 18-month Fixed Cost Transformation Program that is expected to represent approximately half of the margin expansion required to achieve its current long-term adjusted earnings from operations margin1 target of 15%. The first phase will focus on Europe, where the Company is consolidating certain facilities and transferring select capabilities to other ATS locations to better align the Company's operating footprint and capacity with customer requirements. The Company will provide further updates as additional initiatives are finalized and believes these actions will strengthen margins, cash generation and shareholder returns over time.

First quarter highlights:
•Revenues were $693.7 million (adjusted revenues2 $698.3 million) compared to $736.7 million a year ago.
•Net loss was $0.3 million compared to net income of $24.3 million a year ago.
•Basic loss per share was 0 cents, compared to earnings per share of 25 cents a year ago.
•Adjusted EBITDA2 was $92.9 million compared to $101.5 million a year ago.
•Adjusted basic earnings per share2 were 35 cents compared to 41 cents a year ago.
•Order Bookings3 were $656 million, compared to $693 million a year ago.
•Order Backlog3 was $1,889 million, compared to $2,068 million a year ago.

During the first quarter, the Company made progress on several commercial and operating initiatives. Gross margin on adjusted revenues, excluding adjustment items, improved both sequentially and year- over-year. The Company continues to action its previously disclosed reorganization and restructuring activities (see "Reorganization and Transformation Activity").

Doug Wright, Chief Executive Officer noted, “In addition to releasing ATS' first-quarter results for fiscal 2027, today we also shared details on our 18-month Fixed Cost Transformation Program." Added Mr. Wright, "Despite timing variability this quarter with certain anticipated customer awards, which we anticipate will shift into future quarters, we continue to see a healthy and diversified funnel across our core end markets. Growth in energy revenues and revenues from services, together with improved gross margin on adjusted revenues, excluding adjustment items, demonstrated continued progress across several areas of the business."

1 Non-IFRS measure: see "Non-IFRS and Other Financial Measures".
2 Supplementary financial measure: see "Non-IFRS and Other Financial Measures".

Fiscal 2027 Performance Expectations
Management continues to have conviction in the Company's pipeline across its core end markets, which is supported by its broad base of differentiated technologies, products and engineering know-how, and strong customer relationships. Timing delays in certain previously anticipated large customer awards influence the mix and volume of organic revenue growth in fiscal 2027, temporarily reducing the Order Backlog available for near-term conversion. As a result, achieving modest organic revenue growth in fiscal 2027 will depend on stronger Order Bookings activity over the balance of the year and the pace of project execution of such Order Bookings during the fiscal year. Despite these near-term timing considerations, the Company continues to see encouraging signs across parts of the business. While overall life sciences performance is affected by lower GLP‑1-related demand, Order Bookings across the remainder of the life sciences portfolio increased at a high-single-digit rate versus the prior year, and the trailing-twelve-month book-to-bill ratio excluding GLP-1‑related activity remained strong at approximately 1.1:1, supporting management's confidence in the underlying market environment. ATS also continues to see increasing contributions from revenues from services and remains well positioned to participate in the long-term growth of the nuclear and radiopharmaceutical markets, although customer awards in these markets can be subject to variability in timing and magnitude. The Company remains focused on driving cash returns through disciplined investment decisions and a consistent focus on capital efficiency across the portfolio. Book-to-bill ratio is a supplementary financial measure — see "Non-IFRS and Other Financial Measures."

Fixed Cost Transformation Program
Following the completion of a comprehensive review of its entire portfolio against its long-term value creation criteria, management has initiated a program to transform the Company's fixed cost structure over time (the "Fixed Cost Transformation Program"). The review included consideration of operating footprint, cost structure and capital allocation priorities, resulting from management's application of a disciplined cash return on investment framework across the organization. The review reinforced management’s confidence in the Company’s core strengths and position in critical growth markets, and identified opportunities to simplify the Company's operating structure, optimize its global footprint, reduce fixed costs and improve returns on invested capital, while better aligning it with its current business profile and long-term growth objectives. Management believes these meaningful structural changes can contribute approximately half of the margin expansion required to achieve the Company's current long-term adjusted earnings from operations margin target of 15%.

This multi-phase program, which is expected to be completed in approximately 18 months, is not intended to alter the Company’s strategic focus on services or the end markets it serves. Rather, the objective is to reshape the cost structure of the business so that resources can be allocated more efficiently in support of the Company’s long-term growth strategy.

As the initial phase of the Fixed Cost Transformation Program, management identified excess capacity across certain European facilities based on current and expected demand for customer programs required to be executed within Europe (the "European Footprint Consolidation").

The European Footprint Consolidation will involve the transfer of select technical capabilities to other ATS facilities where existing capacity and capabilities can support customer requirements more efficiently. Where appropriate, customer programs may also be supported through ATS’ broader global footprint. Given the nature of the facility and reorganization activities involved, implementation and the realization of the related benefits are expected to build as the program actions are implemented over approximately 18 months. Related restructuring costs will be disclosed as the plans progress. The annual costs that can be reduced in connection with this initial phase are expected to be in the range of $20 million, followed by additional cost reduction opportunities on the remainder of the Fixed Cost Transformation Program, including opportunities to simplify the Company's operating footprint and reduce fixed costs in other parts of the business. Those initiatives remain under evaluation and will be communicated as plans are finalized and approved. The initial phase of cost reductions is expected to represent approximately 30% of the savings opportunity from the broader Fixed Cost Transformation Program.

Management continues to believe that executing on the long-term growth opportunities across the Company’s end markets and the operational-improvement initiatives currently underway, together with portfolio optimization and cost-reduction activities, including the Fixed Cost Transformation Program, support the Company’s achievement of its long-term adjusted earnings from operations margin target of 15%.

Management intends to provide updates as the initiatives progress.

Financial results
(In millions of dollars, except per share and margin data)

	Three Months Ended June 28, 2026	Three Months Ended June 29, 2025	Variance
Revenues	$693.7	$736.7	(5.8)%
Adjusted revenues[1]	$698.3	$736.7	(5.2)%
Net income (loss)	$(0.3)	$24.3	(101.2)%
Adjusted earnings from operations[1]	$68.1	$78.6	(13.4)%
Adjusted earnings from operations margin[2]	9.8%	10.7%	(92)bps
Adjusted EBITDA[1]	$92.9	$101.5	(8.5)%
Adjusted EBITDA margin[2]	13.3%	13.8%	(47)bps
Basic earnings (loss) per share	$—	$0.25	(100.0)%
Adjusted basic earnings per share[1]	$0.35	$0.41	(14.6)%
Order Bookings[3]	$656	$693	(5.3)%

As At	June 28 2026	June 29 2025	Variance
Order Backlog[3]	$1,889	$2,068	(8.7)%
1Non-IFRS financial measure — See "Non-IFRS and Other Financial Measures".
2Non-IFRS ratio — See "Non-IFRS and Other Financial Measures".
3Supplementary financial measure — See "Non-IFRS and Other Financial Measures".

First quarter summary
First quarter fiscal 2027 revenues were 5.8% or $43.0 million lower than in the corresponding period a year ago, primarily reflecting a year-over-year decrease in organic revenue (excluding contributions from acquired companies and foreign exchange translation) of $47.3 million or 6.4%, partially offset by the positive impact of foreign exchange translation. On an adjusted basis, revenues were $38.4 million or 5.2% lower than the corresponding period a year ago. Revenues generated from construction contracts decreased 13.7% or $57.7 million from the prior period primarily due to lower Order Backlog entering the period and was partially offset by the positive impact of foreign exchange translation. Revenues from services increased 11.4% or $18.7 million, primarily due to organic revenue growth on higher Order Backlog entering the period and the positive impact of foreign exchange translation. Revenues from the sale of goods increased 0.4% or $0.6 million.
By market, revenues generated in life sciences decreased $32.9 million or 8.7% year-over-year. This was primarily due to timing of both customer capital allocation and project execution. Revenues in industrial & consumer decreased $8.4 million or 4.6% compared to the prior year as a result of lower activity in certain legacy industrial applications, as the Company continues to reposition its capabilities towards other strategic areas. Revenues generated in food & beverage decreased $21.5 million or 15.5% from the corresponding period last year due to lower Order Backlog entering the period. Revenues in energy increased $24.4 million or 68.9% year-over-year due to revenue growth on higher Order Backlog entering the quarter, including execution of nuclear projects.

Net loss for the first quarter of fiscal 2027 was $0.3 million (0 cents per share basic), compared to net income of $24.3 million (25 cent per share basic and diluted) for the first quarter of fiscal 2026. The decrease primarily reflected lower revenues. Adjusted basic earnings per share were 35 cents compared to 41 cents in the first quarter of fiscal 2026.

Depreciation and amortization expense was $40.2 million in the first quarter of fiscal 2027, compared to $37.3 million a year ago.
EBITDA was $64.4 million (9.2% EBITDA margin) in the first quarter of fiscal 2027 compared to $95.1 million (12.9% EBITDA margin) in the first quarter of fiscal 2026. EBITDA for the first quarter of fiscal 2027 included $5.7 million of restructuring charges, $0.1 million of incremental costs related to acquisition activity, $7.6 million related to the impact of the transportation reorganization, $4.0 million related to the impact of the services reorganization, $1.4 million related to CEO inducement costs, $7.1 million of costs related to reorganization activities in the Company's software-focused businesses, $1.5 million of other reorganization-related costs, and $1.1 million of stock-based compensation revaluation expense. EBITDA for the corresponding period in the prior year included $2.5 million of restructuring charges, $0.3 million of incremental costs related to acquisition activity, and $3.6 million of stock-based compensation revaluation expenses. Excluding these amounts, adjusted EBITDA was $92.9 million (13.3% adjusted EBITDA margin), compared to $101.5 million (13.8% adjusted EBITDA margin) for the corresponding period in the prior year. Lower adjusted EBITDA primarily reflected lower revenues. EBITDA is a non-IFRS financial measure and EBITDA margin is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

Non-cash working capital as a percentage of adjusted revenues was 14.3%, an improvement from 17.3% in the corresponding quarter last year. The Company had a net debt to pro forma adjusted

EBITDA ratio at June 28, 2026 of 2.9 times, and management expects the Company to continue to operate within its targeted leverage ratio of 2.0 to 3.0 times throughout fiscal 2027. Non-cash working capital as a percentage of adjusted revenues and net debt to pro forma adjusted EBITDA are non-IFRS ratios - see "Non-IFRS and Other Financial Measures."

Order Backlog Continuity
(In millions of dollars)

	Three Months Ended June 28, 2026	Three Months Ended June 29, 2025
Opening Order Backlog	$1,958	$2,139
Adjusted Revenues	(698)	(737)
Order Bookings	656	693
Order Backlog Adjustments[1]	(27)	(27)
Total	$1,889	$2,068
1.Order Backlog adjustments include foreign exchange adjustments, and normal course scope changes and cancellations.

Order Bookings
First quarter of fiscal 2027 Order Bookings were $656 million, a 5.3% year-over-year decrease, reflecting a 6.9% decline in organic Order Bookings, partially offset by the positive impact of 1.6% from foreign exchange translation. By market, Order Bookings in life sciences increased compared to the prior-year period, reflecting continued customer capital investment across a broad range of applications. Order Bookings within life sciences remain well diversified, including orders for radiopharmaceutical applications and for a range of pharmaceutical and medical device automation solutions. To reflect management’s decision to reposition certain transportation businesses to serve other specialized industrial applications, the Company will report “industrial & consumer” in place for the separate transportation and consumer verticals previously reported. Order Bookings decreased in industrial & consumer compared to the prior period a year ago, primarily due to the timing of customer projects and the Company's ongoing portfolio repositioning towards opportunities that support improved profitability and capital efficiency. Order Bookings in food & beverage increased compared to the prior-year period due to the timing of customer orders in addition to the positive impact of foreign exchange translation. Order Bookings in energy decreased compared to the prior-year period primarily due to the timing of customer projects, specifically for nuclear refurbishment projects, and due to strong nuclear refurbishment-related activity in the prior-year period that benefited from several large project awards. Given the nature of the nuclear market, Order Bookings can fluctuate based on the timing of customer investment decisions and project awards. Organic Order Bookings and Organic Order Bookings growth are supplementary financial measures — see "Non-IFRS and Other Financial Measures."
Backlog
At June 28, 2026, Order Backlog was $1,889 million, 8.7% lower than at June 29, 2025.

Outlook
The life sciences funnel remains healthy and diversified, with opportunities across strategic submarkets such as pharmaceuticals, radiopharmaceuticals and medical devices, partially offsetting lower levels of GLP‑1-related activity. Management continues to identify opportunities with both new and existing customers across diagnostic and therapeutic radiopharmaceuticals, isotope production, wearable devices, automated pharmacy solutions, contact lenses and pre-filled syringes, as well as integrated life sciences solutions that leverage capabilities from across the Company. Management continues to see strong customer interest in specialized radiopharmaceutical production, containment and automation solutions, supported primarily by increasing adoption of therapeutic applications and ongoing investment in isotope production. As programs advance from clinical development towards commercialization, management continues to observe broader market activity aimed at securing capacity, enhancing supply-chain resilience and supporting reliable, compliant operations in highly regulated environments. ATS' differentiated capabilities in radiopharmaceutical containment systems, integrated automation and lifecycle support position the Company to participate in multiple phases of customer investment across the radiopharmaceutical value chain. Market conditions for ATS' laboratory equipment businesses remain stable overall. ATS continues to strengthen its coordinated go-to-market approach, with initiatives focused on broader market coverage, improved customer engagement and development of a pipeline of opportunities.

Funnel activity in industrial & consumer is stable. While discretionary consumer spending may influence the timing of certain customer investments, the Company continues to broaden its opportunity pipeline across specialized industrial applications. These opportunities allow ATS to deploy its differentiated automation, testing and high-speed assembly capabilities into higher-value areas such as data center infrastructure, warehouse packaging automation and other mission-critical production environments.

Funnel activity in food & beverage remains strong despite lower order activity in certain markets, particularly global tomato processing, following elevated investment levels in recent years. ATS continues to see opportunities across its core and adjacent end markets and is expanding its opportunity set beyond tomato processing into fresh fruit processing, secondary processing and packaging applications. In addition, customers' equipment replacement requirements may support investment activity even during periods of softer underlying demand. Through its market position and capabilities, management believes it is well positioned to participate as customer investment activity improves over time.

Funnel activity in energy remains strong, supported by industry investment in energy security, infrastructure modernization and new power generation capacity to support data center needs. Within nuclear, ATS has a proven track record supporting refurbishment and life-extension programs for CANDU reactors and is engaged in front-end engineering, design and prototype-equipment development for small modular reactors and conventional new builds. As customer programs advance, ATS can support automation for modular fabrication and assembly, fuel fabrication and related manufacturing processes, as well as fuel handling and other specialized testing systems designed for reliable and repeatable operation in high-risk environments. Fuel fabrication represents a complementary opportunity as customers invest in the facilities and equipment required ahead of reactor deployment. Based on management’s assessment of where ATS’ capabilities can be deployed, the Company’s addressable opportunity on a reactor program may represent a low-single-digit percentage of total customer capital expenditure, depending on the application.

After-sales revenues and reoccurring revenues, which ATS defines as revenues from ancillary products and services associated with equipment sales, and revenues from customers who purchase non-customized ATS products at regular intervals, are expected to provide some balance to customers' capital expenditure cycles. Management expects reoccurring revenues to be in the range of 25%-35% on a trailing-twelve-month basis and remains focused on expanding this proportion of the business over time.

Order Backlog of $1,889 million is expected to help mitigate some of the impact of quarterly variability in Order Bookings on revenues in the short term. The Company's Order Backlog includes several large enterprise programs that have longer periods of performance and therefore longer revenue recognition cycles, particularly in life sciences. In the second quarter of fiscal 2027, management expects to generate revenues in the range of $660 million to $700 million, reflecting the lower opening Order Backlog available for conversion. This revenue estimate is calculated each quarter based on management's assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity.

Management’s approach to long-term value creation is centered on disciplined execution of the Company’s Growth Algorithm, which is designed to drive sustainable growth in per-share cash generation. The Growth Algorithm combines organic growth, disciplined acquisitions, margin expansion and improved working-capital efficiency, while supporting continued investment in differentiated technologies, lifecycle services and strategic acquisitions. Together, these priorities are intended to enhance the quality, resilience and growth of the Company’s earnings and cash flow profile. Management also considers return on invested capital and cash return on investment as part of its capital allocation framework. This framework is intended to balance growth, profitability and capital efficiency across organic investments, acquisitions and operational improvement initiatives, with the objective of maximizing long-term shareholder value.

As management increases its focus on cash returns, improving non-cash working capital velocity and asset utilization more broadly are clear priorities within the Company’s operating models. These priorities are intended to support stronger cash generation and improved returns on invested capital. The Company's long-term goal is to maintain its investment in non-cash working capital as a percentage of annualized revenues below 15%, although fluctuations are expected on a quarter-over-quarter basis. The Company expects that continued cash flows from operations, together with cash and cash equivalents on hand and credit available under operating and long-term credit facilities will be sufficient to fund its requirements for investments in non-cash working capital and capital assets, and to fund strategic investment plans including some potential acquisitions. Acquisitions could result in additional debt or equity financing requirements for the Company. Non-cash working capital as a percentage of adjusted revenues is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

For further details on the Company's outlook, please see "Outlook" in its Management's Discussion and Analysis for the first quarter ending June 28, 2026 ("Q1 MD&A").

Reorganization and Transformation Activity
The Company previously disclosed expected restructuring costs of approximately $10 million to $15 million in the first quarter of fiscal 2027, with $5 million related to transportation-related divisions, and the remainder related to other parts of the business. In the first quarter of fiscal 2027, restructuring expenses of $5.7 million were recorded in relation to these activities, with $1.6 million of this amount related to transportation . As noted above, some restructuring activities have taken longer to implement than previously anticipated and as a result, a portion of the expected costs has shifted into the second and third quarters of fiscal 2027.

First quarter net loss included $9.2 million relating to revenue and cost impacts directly associated with the transportation reorganization activities noted above. These impacts consisted of aged inventory adjustments, restructuring charges, and amounts associated with completing existing legacy customer contracts. Such amounts are included as non-IFRS adjusting items – see "Reconciliation of Non-IFRS Measures to IFRS Measures."

Also included in the first quarter net loss were $4.7 million of costs associated with the Company's previously announced initiative to embed its growing services business within its operating units. These amounts represent costs associated with redundant assets and are included as non-IFRS adjusting items – see "Reconciliation of Non-IFRS Measures to IFRS Measures." The strategic rationale for this change is to support greater accountability for the installed base and improve the capture of lifecycle customer opportunities. Over time, management expects this model to support a higher mix of reoccurring revenues, improved customer intimacy and more consistent capture of parts, service, upgrades and performance-improvement opportunities across the installed base.

In connection with management’s ongoing portfolio optimization review, the Company reassessed certain deferred development assets within its smaller software-focused businesses, resulting in impairment costs of $7.1 million in the quarter.

For further details on the Company's reorganization and restructuring activity, please see "Outlook - Reorganization and Transformation Activity" in its Q1 MD&A.

Tariffs
The majority of the Company's shipments from Canada into the U.S. fall within the current terms of the U.S.-Mexico-Canada trade agreement ("USMCA"). In 2026, the U.S. declined to agree to extend the USMCA in its current form, triggering annual joint reviews that will continue until the parties either agree to an extension or the agreement expires on July 1, 2036. Although the USMCA remains in full force and effect, the annual review process, and the ability of any party to withdraw from the agreement on six months' written notice, creates potential long-term uncertainty regarding North American free trade compounded by additional tariffs imposed by the U.S. on certain goods from various jurisdictions globally, including Canada and Europe; and further tariffs and trade agreements continue to be discussed. The potential impact, if any, of revised United States tariffs, including those imposed under Sections 301 and 338, is dependent on specific customer programs and the nature of the Company's work and, at this time, the Company does not expect these tariffs to have a material impact in the near term and continues to assess the potential application of these tariffs. Management continues to actively monitor the situation as it evolves and is taking steps to mitigate risks where possible. On a trailing-twelve-month basis, the Company's equipment and product adjusted revenues from its Canadian and European operations being sold into the U.S. remained consistent with the range previously disclosed of just over 20% of the Company's adjusted revenues. Adjusted revenues is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures."

Quarterly Conference Call
ATS will host a conference call and webcast at 8:30 a.m. eastern time on Thursday, August 6, 2026 to discuss its quarterly results. The listen-only webcast can be accessed at https://events.q4inc.com/attendee/766230709 and the conference call can be accessed by dialing (800) 715-9871 five minutes prior and quoting reference number 4581797. A replay of the conference will be available on the ATS website following the call. Alternatively, a telephone recording of the call will be available for one week (until midnight August 13, 2026) by dialing (800) 770-2030 and using the access code 4581797.

About ATS
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, food & beverage, industrial and consumer, and energy. Founded in 1978, ATS employs over 7,000 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol ATS. Visit the Company's website at www.atsautomation.com.

For more information, contact:	For general media inquiries, contact:
David Ocampo	Matthew Robinson
Head of Investor Relations	Director, Corporate Affairs & Communications
ATS Corporation	ATS Corporation
730 Fountain Street North	730 Fountain Street North
Cambridge, ON, N3H 4R7	Cambridge, ON, N3H 4R7
(519) 653-6500	(519) 653-6500
docampo@atsautomation.com	mrobinson@atsautomation.com

SOURCE: ATS Corporation

Consolidated Adjusted Revenues
(In millions of dollars)

Adjusted Revenues by type	Three Months Ended June 28, 2026	Three Months Ended June 29, 2025
Revenues from construction contracts	$363.8	$421.5
Services rendered	182.8	164.1
Sale of goods	151.7	151.1
Total adjusted revenues	$698.3	$736.7

Adjusted Revenues by market	Three Months Ended June 28, 2026	Three Months Ended June 29, 2025
Life Sciences	$345.9	$378.8
Industrial & Consumer	175.6	184.0
Food & Beverage	117.0	138.5
Energy	59.8	35.4
Total adjusted revenues	$698.3	$736.7

Consolidated Operating Results
(In millions of dollars)

	Three Months Ended June 28, 2026	Three Months Ended June 29, 2025
Earnings from operations	$24.2	$57.8
Amortization of acquisition-related intangible assets	14.1	14.4
Acquisition-related transaction costs	0.1	0.3
Restructuring charges	5.7	2.5
Transportation reorganization[2]	7.6	—
Services reorganization[3]	4.7	—
CEO inducement	1.4	—
Software-focused businesses reorganization	7.1	—
Other reorganization-related costs[4]	2.1	—
Mark to market portion of stock-based compensation	1.1	3.6
Adjusted earnings from operations[1]	$68.1	$78.6
1Non-IFRS financial measure — see "Non-IFRS and Other Financial Measures."
2Included in the transportation reorganization was a decrease of $4.6 million of revenue, a $2.3 million increase in cost of revenues and a $0.7 million increase to SG&A expense.
3Included in services reorganization is a $3.5 million increase in cost of revenues, $0.7 million of amortization costs recorded to cost of revenues, and $0.5 million increase to SG&A expense.
4Included in other reorganization-related costs is a $1.5 million increase in cost of revenues, and $0.6 million of amortization costs recorded to SG&A expense.

	Three Months Ended June 28, 2026	Three Months Ended June 29, 2025
Earnings from operations	$24.2	$57.8
Depreciation and amortization	40.2	37.3
EBITDA[1]	$64.4	$95.1
Restructuring charges	5.7	2.5
Acquisition-related transaction costs	0.1	0.3
Transportation reorganization	7.6	—
Services reorganization[2]	4.0	—
CEO inducement	1.4	—
Software-focused businesses reorganization	7.1	—
Other reorganization-related costs[3]	1.5	—
Mark to market portion of stock-based compensation	1.1	3.6
Adjusted EBITDA[1]	$92.9	$101.5
1Non-IFRS financial measure — See "Non-IFRS and Other Financial Measures".
2Services reorganization costs incurred in the quarter include $0.7 million of amortization costs arising from a change in useful lives of certain assets. These amounts are excluded from the reconciling adjustment as they are already excluded in the calculation of EBITDA.
3Other reorganization-related costs incurred in the quarter include $0.6 million of amortization costs arising from a change in useful lives of certain assets. These amounts are excluded from the reconciling adjustment as they are already excluded in the calculation of EBITDA.

Order Backlog by Market
(In millions of dollars)

As at	June 28 2026	June 29 2025
Life Sciences	$1,103	$1,160
Industrial & Consumer	323	436
Food & Beverage	215	229
Energy	248	243
Total	$1,889	$2,068

Reconciliation of Non-IFRS Measures to IFRS Measures
(In millions of dollars, except per share data)

The following table reconciles adjusted revenues to the most directly comparable IFRS measure (revenue):

	Three Months Ended June 28, 2026	Three Months Ended June 29, 2025
Revenues	$693.7	$736.7
Transportation reorganization[1]	4.6	—
Adjusted revenues	$698.3	$736.7
1The transportation reorganization included a decrease to revenue and was recorded to reflect the impact of completing legacy customer programs — see "Reorganization and Transformation Activity."

The following table reconciles adjusted EBITDA and EBITDA to the most directly comparable IFRS measure (net income (loss)):

	Three Months Ended June 28, 2026	Three Months Ended June 29, 2025
Adjusted EBITDA	$92.9	$101.5
Less: Restructuring charges	5.7	2.5
Less: Acquisition-related transaction costs	0.1	0.3
Less: Transportation reorganization	7.6	—
Less: Services reorganization[1]	4.0	—
Less: CEO inducement	1.4	—
Less: Software-focused businesses reorganization	7.1	—
Less: Other reorganization-related costs[2]	1.5	—
Less: Mark to market portion of stock-based compensation	1.1	3.6
EBITDA	$64.4	$95.1
Less: Depreciation and amortization expense	40.2	37.3
Earnings (loss) from operations	$24.2	$57.8
Less: Net finance costs	20.7	25.6
Less: Income tax expense	3.8	7.9
Net income (loss)	$(0.3)	$24.3
1Services reorganization costs incurred in the quarter include $0.7 million of amortization costs arising from a change in useful lives of certain assets. These amounts are excluded from the reconciling adjustment as they are already excluded in the calculation of EBITDA.
2Other reorganization-related costs incurred in the quarter include $0.6 million of amortization costs arising from a change in useful lives of certain assets. These amounts are excluded from the reconciling adjustment as they are already excluded in the calculation of EBITDA.

The following table reconciles adjusted earnings from operations, adjusted net income, and adjusted basic earnings per share to the most directly comparable IFRS measures (net income (loss) and basic earnings (loss) per share):

	Three Months Ended June 28, 2026					Three Months Ended June 29, 2025
	Earnings from operations	Finance costs	Income tax expense	Net income (loss)	Basic EPS	Earnings from operations	Finance costs	Income tax expense	Net Income (loss)	Basic EPS
Reported (IFRS)	$24.2	$(20.7)	$(3.8)	$(0.3)	$—	$57.8	$(25.6)	$(7.9)	$24.3	$0.25
Amortization of acquisition- related intangibles	14.1	—	—	14.1	0.14	14.4	—	—	14.4	0.14
Restructuring charges	5.7	—	—	5.7	0.06	2.5	—	—	2.5	0.03
Acquisition-related transaction costs	0.1	—	—	0.1	—	0.3	—	—	0.3	—
Transportation reorganization	7.6	—	—	7.6	0.08	—	—	—	—	—
Services reorganization	4.7	—	—	4.7	0.05	—	—	—	—	—
CEO inducement	1.4	—	—	1.4	0.01	—	—	—	—	—
Software-focused businesses reorganization	7.1	—	—	7.1	0.07	—	—	—	—	—
Other reorganization-related costs	2.1	—	—	2.1	0.02	—	—	—	—	—
Mark to market portion of stock-based compensation	1.1	—	—	1.1	0.01	3.6	—	—	3.6	0.04
Adjustment to income tax expense[1]	—	—	(9.2)	(9.2)	(0.09)	—	—	(5.2)	(5.2)	(0.05)
Adjusted (non-IFRS)	$68.1			$34.4	$0.35	$78.6			$39.9	$0.41
1Adjustments to provision for income taxes relate to the income tax effects of adjustment items that are excluded for the purposes of calculating non-IFRS based adjusted net income.

The following table reconciles organic revenue to adjusted revenues, which have been reconciled to the most directly comparable IFRS measure (revenues) earlier in this press release:

	Three Months Ended June 28, 2026	Three Months Ended June 29, 2025
Organic revenue	$689.4	$685.6
Revenues of acquired companies	—	28.6
Impact of foreign exchange rate changes	8.9	22.5
Total revenues	$698.3	$736.7
Organic revenue growth	(6.4)%

The following table reconciles non-cash working capital as a percentage of adjusted revenues to the most directly comparable IFRS measures:

As at	June 28, 2026	March 31, 2026
Accounts receivable	$511.0	$523.7
Income tax receivable	14.9	10.4
Contract assets	447.1	436.8
Inventories	304.9	295.2
Deposits, prepaids and other assets	96.6	94.9
Accounts payable and accrued liabilities	(607.3)	(622.4)
Income tax payable	(28.5)	(34.1)
Contract liabilities	(299.1)	(307.3)
Provisions	(28.0)	(32.1)
Non-cash working capital	$411.6	$365.1
Trailing six-month adjusted revenues annualized	$2,885.0	$3,009.8
Working capital %	14.3%	12.1%

The following table reconciles net debt to the most directly comparable IFRS measures:

As at	June 28, 2026	March 31, 2026
Cash and cash equivalents	$198.9	$285.0
Bank indebtedness	(0.9)	(6.7)
Current portion of lease liabilities	(36.9)	(35.2)
Current portion of long-term debt	(0.2)	(0.2)
Long-term lease liabilities	(118.4)	(119.5)
Long-term debt	(1,234.5)	(1,274.6)
Net Debt	$(1,192.0)	$(1,151.2)
Pro Forma Adjusted EBITDA (TTM)	$404.3	$413.0
Net Debt to Pro Forma Adjusted EBITDA	2.9x	2.8x

The following table reconciles free cash flow to the most directly comparable IFRS measures:

	Three Months Ended June 28, 2026	Three Months Ended June 29, 2025
Cash flows provided by (used in) operating activities	$(10.3)	$155.8
Acquisition of property, plant and equipment	(8.0)	(7.1)
Acquisition of intangible assets	(7.6)	(9.2)
Free cash flow	$(25.9)	$139.5

Certain non-IFRS financial measures exclude the impact on stock-based compensation expense of the revaluation of restricted share units ("RSUs") and deferred share units ("DSUs") resulting specifically from the change in market price of the Company's common shares between periods. Management believes the adjustment provides further insight into the Company's performance.

The following table reconciles total stock-based compensation expense to its components:

(in millions of dollars)	Q1 2027	Q4 2026	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025
Total stock-based compensation expense (recovery)	$6.0	$2.5	$4.5	$(6.7)	$8.4	$(2.3)	$5.1	$2.7
Less: stock-based compensation forfeiture[1]	—	—	—	(7.3)	—	—	—	—
Less: Mark to market portion of stock-based compensation	1.1	0.1	1.4	(3.7)	3.6	(3.4)	1.4	(1.9)
Base stock-based compensation expense	$4.9	$2.4	$3.1	$4.3	$4.8	$1.1	$3.7	$4.6
1Reversal of previously recorded stock-based compensation expense due to departure of the Company's former CEO within the fiscal year.

INVESTMENTS, LIQUIDITY, CASH FLOW AND FINANCIAL RESOURCES
(In millions of dollars, except ratios)

As at	June 28, 2026	March 31, 2026
Cash and cash equivalents	$198.9	$285.0
Debt-to-equity ratio[1]	0.86:1	0.89:1
1Debt is calculated as bank indebtedness, long-term debt and lease liabilities. Equity is calculated as total equity less accumulated other comprehensive income.

	Three Months Ended June 28, 2026	Three Months Ended June 29, 2025
Cash, beginning of period	$285.0	$225.9
Total cash provided by (used in):
Operating activities	(10.3)	155.8
Investing activities	(14.6)	(16.2)
Financing activities	(64.0)	(177.0)
Net foreign exchange difference	1.7	0.1
Initial adoption of amendments to IFRS 9	1.1	—
Cash, end of period	$198.9	$188.6

ATS CORPORATION
Interim Condensed Consolidated Statements of Financial Position
(in thousands of Canadian dollars - unaudited)

As at	June 28 2026	March 31 2026
ASSETS
Current assets
Cash and cash equivalents	$198,933	$284,957
Accounts receivable	510,962	523,738
Income tax receivable	14,922	10,356
Contract assets	447,137	436,847
Inventories	304,859	295,206
Deposits, prepaids and other assets	96,605	94,873
	1,573,418	1,645,977
Assets held for sale	61,415	60,302
	1,634,833	1,706,279
Non-current assets
Property, plant and equipment	260,032	259,791
Right-of-use assets	145,776	147,054
Long-term deposits	3,726	3,710
Other assets	6,707	4,464
Goodwill	1,414,437	1,399,253
Intangible assets	692,257	704,210
Deferred income tax assets	126,213	115,269
	2,649,148	2,633,751
Total assets	$4,283,981	$4,340,030
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	$850	$6,744
Accounts payable and accrued liabilities	607,342	622,436
Income tax payable	28,491	34,123
Contract liabilities	299,115	307,306
Provisions	27,994	32,100
Current portion of lease liabilities	36,891	35,202
Current portion of long-term debt	175	173
	1,000,858	1,038,084
Non-current liabilities
Employee benefits	26,023	26,075
Long-term provisions	2,163	468
Long-term lease liabilities	118,391	119,486
Long-term debt	1,234,465	1,274,552
Deferred income tax liabilities	77,305	80,462
Other long-term liabilities	21,990	21,445
	1,480,337	1,522,488
Total liabilities	$2,481,195	$2,560,572

EQUITY
Share capital	$853,488	$852,805
Contributed surplus	34,985	30,758
Accumulated other comprehensive income	190,237	171,573
Retained earnings	722,312	722,621
Equity attributable to shareholders	1,801,022	1,777,757
Non-controlling interests	1,764	1,701
Total equity	1,802,786	1,779,458
Total liabilities and equity	$4,283,981	$4,340,030
Please refer to complete Interim Condensed Consolidated Financial Statements for supplemental notes which can be found on the Company's profile on SEDAR+ at www.sedarplus.ca, the Company's profile on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on the Company's website at www.atsautomation.com.

ATS CORPORATION
Interim Condensed Consolidated Statements of Income (Loss)
(in thousands of Canadian dollars, except per share amounts - unaudited)

For the three months ended	June 28 2026	June 29 2025

Revenues	$693,721	$736,720

Operating costs and expenses
Cost of revenues	503,770	516,870
Selling, general and administrative	154,022	151,135
Restructuring costs	5,658	2,493
Stock-based compensation	6,057	8,439

Earnings from operations	24,214	57,783

Net finance costs	20,719	25,641

Income before income taxes	3,495	32,142

Income tax expense	3,750	7,876

Net income (loss)	$(255)	$24,266

Attributable to
Shareholders	$(309)	$24,117
Non-controlling interests	54	149
	$(255)	$24,266

Earnings (loss) per share attributable to shareholders
Basic and diluted	$—	$0.25

Please refer to complete Interim Condensed Consolidated Financial Statements for supplemental notes which can be found on the Company's profile on SEDAR+ at www.sedarplus.ca, the Company's profile on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on the Company's website at www.atsautomation.com.

ATS CORPORATION
Interim Condensed Consolidated Statements of Cash Flows
(in thousands of Canadian dollars - unaudited)

For the three months ended	June 28 2026	June 29 2025

Operating activities
Net income (loss)	$(255)	$24,266
Items not involving cash
Depreciation of property, plant and equipment	9,673	8,404
Amortization of right-of-use assets	9,957	8,953
Amortization of intangible assets	20,601	19,957
Impairment of assets	7,088	—
Deferred income taxes	(10,866)	(22,014)
Other items not involving cash	(5,317)	(3,443)
Stock-based compensation	4,392	4,325
Change in non-cash operating working capital	(45,621)	115,334
Cash flows provided by (used in) operating activities	$(10,348)	$155,782

Investing activities
Acquisition of property, plant and equipment	$(8,024)	$(7,094)
Acquisition of intangible assets	(7,587)	(9,240)
Proceeds from disposal of property, plant and equipment	1,049	91
Cash flows used in investing activities	$(14,562)	$(16,243)

Financing activities
Bank indebtedness	$(5,906)	$(25,065)
Repayment of long-term debt	(50,067)	(175,023)
Proceeds from long-term debt	—	45,000
Proceeds from exercise of stock options	518	426
Purchase of non-controlling interest	—	(4,370)
Repurchase of common shares	—	(10,000)
Principal lease payments	(8,555)	(7,921)
Cash flows used in financing activities	$(64,010)	$(176,953)
Effect of exchange rate changes on cash and cash equivalents	1,738	76
Decrease in cash and cash equivalents	(87,182)	(37,338)
Cash and cash equivalents, beginning of period	284,957	225,947
Initial adoption of amendments to IFRS 9 on April 1, 2026	1,158	—
Cash and cash equivalents, end of period	$198,933	$188,609
Supplemental information
Cash income taxes paid	$24,933	$1,989
Cash interest paid	$15,928	$20,009

Please refer to complete Interim Condensed Consolidated Financial Statements for supplemental notes which can be found on the Company's profile on SEDAR+ at www.sedarplus.ca, the Company's profile on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on the Company's website at www.atsautomation.com.

Non-IFRS and Other Financial Measures
Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures to evaluate the performance of the Company.

The terms "EBITDA", "organic revenue", "adjusted net income", "adjusted earnings from operations", "adjusted revenues", "adjusted EBITDA", "pro forma adjusted EBITDA", "adjusted basic earnings per share", and "free cash flow", are non-IFRS financial measures, "EBITDA margin", "adjusted earnings from operations margin", "adjusted EBITDA margin", "organic revenue growth", "non-cash working capital as a percentage of adjusted revenues", and "net debt to pro forma adjusted EBITDA" are non-IFRS ratios, and "operating margin", "Order Bookings", "organic Order Bookings", "organic Order Bookings growth", "Order Backlog", and "book-to-bill ratio" are supplementary financial measures, all of which do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures presented by other companies. Such measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In addition, management uses "earnings from operations", which is an additional IFRS measure, to evaluate the performance of the Company. Earnings from operations is presented on the Company's consolidated statements of income as net income excluding income tax expense and net finance costs. Operating margin is an expression of the Company's earnings from operations as a percentage of adjusted revenues. EBITDA is defined as earnings from operations excluding depreciation and amortization. EBITDA margin is an expression of the Company's EBITDA as a percentage of adjusted revenues. Organic revenue is defined as revenues in the stated period excluding adjusted revenues from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic revenue growth compares the stated period organic revenue with the reported adjusted revenue of the comparable prior period. Adjusted earnings from operations is defined as earnings from operations before items excluded from management's internal analysis of operating results, such as amortization expense of acquisition-related intangible assets, acquisition-related transaction and integration costs, restructuring charges, legal settlement costs that arise outside of the ordinary course of business, the mark-to-market adjustment on stock-based compensation and certain other adjustments which would be non-recurring in nature ("adjustment items"). Adjusted earnings from operations margin is an expression of the Company's adjusted earnings from operations as a percentage of adjusted revenues. Adjusted revenues are defined as revenues before any adjustment items. Adjusted EBITDA is defined as adjusted earnings from operations excluding depreciation and amortization. Pro forma adjusted EBITDA is adjusted EBITDA on a pro forma basis to reflect full contribution from recent acquisitions. Adjusted EBITDA margin is an expression of the entity's adjusted EBITDA as a percentage of revenues. Adjusted basic earnings per share is defined as adjusted net income on a basic per share basis, where adjusted net income is defined as adjusted earnings from operations less net finance costs and income tax expense, plus tax effects of adjustment items and adjusted for other significant items of a non-recurring nature. Non-cash working capital as a percentage of adjusted revenues is defined as the sum of accounts receivable, contract assets, inventories, deposits, prepaids and other assets, less accounts payable, accrued liabilities, provisions and contract liabilities divided by the trailing two fiscal quarter adjusted revenues annualized. Free cash flow is defined as cash provided by operating activities less property, plant and equipment and intangible asset expenditures. Net debt to pro forma adjusted EBITDA is the ratio of the net debt of the Company (cash and cash equivalents less bank indebtedness, long-term debt, and lease liabilities) to the trailing twelve month pro forma adjusted EBITDA. Order Bookings represent new orders for the supply of automation systems, services and products that management believes are firm. Organic Order Bookings are defined as Order Bookings in the stated period excluding Order Bookings from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic Order Bookings growth compares the stated period organic Order Bookings with the reported Order Bookings of the comparable prior period. Order Backlog is the estimated unearned portion of revenues on customer contracts that are in process and have not been completed at the specified date. Book to bill ratio is a measure of Order Bookings compared to adjusted revenue.

Following amendments to ATS' RSU Plan in 2022 to provide the Company with the option for settlement in shares purchased in the open market and the creation of the employee benefit trust to facilitate such settlement, ATS began to account for equity-settled RSUs using the equity method of accounting. However, prior RSU grants which will be cash-settled and DSU grants which will be cash-settled are accounted for as described in the Company's annual consolidated financial statements and have volatility period over period based on the fluctuating price of ATS' common shares. Certain non-IFRS financial measures (adjusted EBITDA, net debt to pro forma adjusted EBITDA, adjusted earnings from operations and adjusted basic earnings per share) exclude the impact on stock-based compensation expense of the revaluation of DSUs and RSUs resulting specifically from the change in market price of the Company's common shares between periods. Management believes that this adjustment provides insight into the Company's performance, as share price volatility drives variability in the Company's stock-based compensation expense.

Operating margin, adjusted earnings from operations, adjusted revenues, EBITDA, EBITDA margin, adjusted EBITDA, pro forma adjusted EBITDA and adjusted EBITDA margin are used by the Company to evaluate the performance of its operations. Management believes that earnings from operations is an important indicator in measuring the performance of the Company's operations on a pre-tax basis and without consideration as to how the Company finances its operations. Management believes that adjusted revenues, organic revenue and organic revenue growth, when considered with IFRS measures, allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic revenue growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Management believes that EBITDA and adjusted EBITDA are important indicators of the Company's ability to generate operating cash flows to fund continued investment in its operations. Management believes that adjusted earnings from operations, adjusted earnings from operations margin, adjusted EBITDA, adjusted net income and adjusted basic earnings per share are important measures to increase comparability of performance between periods. The adjustment items used by management to arrive at these metrics are not considered to be indicative of the business' ongoing operating performance. Management uses the measure "non-cash working capital as a percentage of adjusted revenues" to assess overall liquidity. Free cash flow is used by the Company to measure cash flow from operations after investment in property, plant and equipment and intangible assets. Management uses net debt to pro forma adjusted EBITDA as a measurement of leverage of the Company. Order Bookings provide an indication of the Company's ability to secure new orders for work during a specified period, while Order Backlog provides a measure of the value of Order Bookings that have not been completed at a specified point in time. Both Order Bookings and Order Backlog are indicators of future revenues that the Company expects to generate based on contracts that management believes to be firm. Organic Order Bookings and organic Order Bookings growth allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic Order Bookings growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Book to bill ratio is used to measure the Company's ability and timeliness to convert Order Bookings into revenues. Management believes that ATS shareholders and potential investors in ATS use these additional IFRS measures and non-IFRS financial measures in making investment decisions and measuring operational results.

A reconciliation of (i) adjusted EBITDA and EBITDA to net income, (ii) adjusted earnings from operations to net income, (iii) adjusted net income to net income, (iv) adjusted basic earnings per share to basic earnings per share (v) free cash flow to its IFRS measure components and (vi) adjusted revenues to revenue and (vii) organic revenue to revenue, in each case for the three months ended June 28, 2026 and June 29, 2025 is contained in this document (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). This document also contains a reconciliation of (i) non-cash working capital as a percentage of adjusted revenues and (ii) net debt to their IFRS measure components, in each case at both June 28, 2026 and March 31, 2026 (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). A reconciliation of Order Bookings and Order Backlog to total Company revenues for the three months ended June 28, 2026 and June 29, 2025 is also contained in this news release (see "Order Backlog Continuity").

Forward-Looking Statements
This news release contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the value creation strategy; the Company's strategy to expand through development of new markets and business platforms, expanding service offerings, investment in innovation and product development, and strategic and disciplined acquisitions; and the expected benefits to be derived therefrom; the ABM and possible margin improvements as a result from the execution of the ABM, including the timelines to achieve such improvements; the development of the Company’s data-enabled automation capabilities; various core and end market opportunities for ATS; conversion of opportunities into Order Bookings; the announcement of new Order Bookings and the anticipated timeline for delivery; potential impacts on the time to convert opportunities into Order Bookings; expected Order Bookings activity over the balance of fiscal 2027; the expectation that the Company's Order Backlog will help mitigate some of the impact of variable Order Bookings on revenue in the short term; the conversion of Order Backlog into revenue, including the timing and pace of project execution; the expected benefits where the Company engages with customers on enterprise-type solutions; the Company's plan to focus on increasing after-market sales and service revenue, including the benefits related thereto; the potential impact of the Company's approach to market and timing of customer decisions on Order Bookings, performance period, and timing of revenue recognition; expected benefits with respect to the Company's efforts to grow its product portfolio and after-sale service revenues; the ability of after-sales revenues and reoccurring revenues to provide some balance to customers' capital expenditure cycles; the range of the expected reoccurring revenues on a trailing twelve-month basis; initiatives in furtherance of revenue growth and improvement of profitability; the expected improvement of the Company's adjusted earnings from operations margin in fiscal 2027 through operational initiatives and portfolio development, and a combination of lower costs achieved from existing and planned restructuring and reorganization activities, disciplined execution of the ABM across the portfolio, targeted commercial practices, and an improved after-market mix supported by the integration of services directly into the Company's operating units; the expected cost reductions as a result of the reorganization activities; the expected long-term adjusted earnings from operations margin target; the anticipated range of revenues for the following quarter; the expected revenue growth for fiscal 2027, and the Company’s long term goal to grow revenues greater than market growth rates in its chosen markets; the expectation that the ongoing reorganization of the Company’s transportation-related operations will remove dilutive revenues; the expectation to continue to operate within the targeted leverage ratio for fiscal 2027; the Company's expected improvements in free cash flow and the multi-year free cash flow target; expectation of realization of cost and revenue synergies consistent with announced integration plans; the Company’s long-term goal of non-cash working capital as a percentage of annualized revenues; the expectation to continue investing in non-cash working capital to support growth; planned reorganization activities in future quarters, including the Fixed Cost Transformation Program, the European Footprint Consolidation and any go-to-market reorganization across its lab equipment businesses, with early pipeline activity building, the expected restructuring costs in future quarters, the expectation that the restructuring and other related costs to be funded by proceeds of the sale of buildings in the U.S. and in Germany in fiscal 2027, the reinvestment of a portion of savings from the reorganization activities in higher-growth areas, the expectation of restructuring and reorganization activity to support the Company’s margin expansion initiative throughout fiscal 2027 including the expected timing, scope and anticipated benefits of these initiatives to simplify the Company's operating structure; the expected stock-based compensation expense per quarter in fiscal 2027; expectations in relation to meeting liquidity and funding requirements for investments; potential to use debt or equity financing to support strategic opportunities and growth strategy; underlying trends driving customer demand; potential impacts of variability in bookings caused by the timing and geographies of customer capital expenditure decisions on larger opportunities; the ability to achieve revenue growth organically and by identifying strategic acquisition opportunities; expected capital expenditures for fiscal 2027; the remediation plan for the material weakness in the Company's internal control over financial reporting, and the effectiveness of the upgraded ERP system; the uncertainty and potential impact on the Company's business and operations due to the current macroeconomic environment including the impacts of inflation, uncertainty caused by the supply chain dynamics, interest rate changes, tariffs imposed by the U.S. and the shifting trade dynamics, geo-political issues, and regional or global conflicts; steps taken by the Company to mitigate risks as a result of the tariffs imposed by the U.S., and the Company’s expectation that such tariffs do not have a material impact on the Company; and the Company's belief with respect to the outcome or impact of any lawsuits, claims, counterclaims and contingencies.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS' business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Important risks, uncertainties, and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to: the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; risks related to the shifting trade dynamics including tariffs and trade restrictions; risks related to a recession, slowdown, and/or sustained downturn in the economy; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative weakness of the Canadian dollar; risks related to customer concentration; risks related to any customer disagreements; impact of factors such as increased pricing pressure, decreases in availability and a corresponding increase in cost of energy and supplies, and delays in relation thereto, further delays or revisions of customer awards, lower-than-expected Order Bookings, failure of expected Order Bookings to materialize over the balance of fiscal 2027, delays in converting Order Bookings or Order Backlog into revenue, and possible margin compression related thereto; the regulatory and tax environment; the emergence of new infectious diseases or any epidemic or pandemic outbreak or resurgence, and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; the impacts of inflation, uncertainty caused by the supply chain dynamics, interest rate changes, shifting trade dynamics and tariffs, and regional or global conflicts that have in the past and may in the future lead to significant price and trading fluctuations in the market price for securities in the stock markets, including the TSX and the NYSE; energy shortages and global price increases; inability to successfully expand through development of new markets and business platforms, expanding service offerings, investment in innovation and product development, and strategic and disciplined acquisition, due to an inability to grow expertise, personnel, and/or facilities at required rates or to identify, negotiate and conclude one or more acquisitions; or to raise, through debt or equity, or otherwise have available, required capital; that the ABM is not effective in accomplishing its goals; that ATS is unable to expand in emerging markets, or is delayed in relation thereto, due to any number of reasons, including inability to effectively execute organic or inorganic expansion plans, focus on other business priorities, or local government regulations or delays; that the timing of completion of new Order Bookings is other than as expected due to various reasons, including schedule changes or the customer exercising any right to withdraw the Order Booking or to terminate the program in whole or in part prior to its completion, thereby preventing ATS from realizing on the full benefit of the program; that some or all of the sales funnel is not converted to Order Bookings due to competitive factors or failure to meet customer needs; that the market opportunities ATS anticipates do not materialize, develop slower than expected or that ATS is unable to exploit such opportunities; failure to convert Order Backlog to revenue and/or variations in the amount of Order Backlog completed in any given quarter; timing of customer decisions related to large enterprise programs and potential for negative impact associated with any cancellations or non-performance in relation thereto; that the Company is not successful in growing its product portfolio and/or service offering or that expected benefits are not realized; that efforts to improve adjusted earnings from operations margin in fiscal 2027 and over long-term are unsuccessful, due to any number of reasons, including less than anticipated increase in after-sales service revenues or reduced margins attached to those revenues, inability to achieve lower costs through supply chain management, price and lead-time volatility, failure to develop, adopt internally, or have customers adopt, standardized platforms and technologies, inability to maintain current cost structure if revenues were to grow, and failure of ABM to impact margins; that after-sales or reoccurring revenues do not provide the expected balance to customers' expenditure cycles; that revenues are not in the expected range; that acquisitions made are not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits and synergies are not realized; non-cash working capital as a percentage of revenues operating at a level other than as expected due to reasons, including, the timing and nature of Order Bookings, the timing of payment milestones and payment terms in customer contracts, and delays in customer programs; that planned reorganization activities are not completed at the cost or within the timelines expected, or at all; underlying trends driving customer demand will not materialize or have the impact expected; that capital expenditure targets are increased in the future or the Company experiences cost increases in relation thereto; the remediation plan for the material weakness in the Company's internal control over financial reporting and the upgraded ERP system are not effective; risk that the ultimate outcome of lawsuits, claims, and contingencies give rise to material liabilities for which no provisions have been recorded; the consequence of activist initiatives on the business performance, results, or share price of the Company; the impact of analyst reports on price and trading volume of ATS' shares; impact of the leadership transition; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in ATS' Annual Information Form, which are available on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca and on the U.S. Securities Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations, however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management's current plans, estimates, projections, beliefs and opinions, the future performance and results of the Company's business and operations; the ability of ATS to execute on its business objectives; the effectiveness of ABM in accomplishing its goals; the ability to successfully implement margin expansion initiatives; management's assessment as to the project schedules across all customer contracts in Order Backlog, the strengthening of Order Bookings over the balance of fiscal 2027 and the conversion of those Order Bookings and Order Backlog into revenue within expected timelines, faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity; the volume of outstanding projects the Company is contracted to perform, the size and duration of those projects, and the timing of project activities including design, assembly, testing, and installation will support revenue growth; initiatives in furtherance of the Company's goal of improving its adjusted earnings from operations margin in fiscal 2027 and over the long term will result in improvements to adjusted earnings from operations margin; the anticipated growth or capabilities in the life sciences, radiopharmaceuticals, food & beverage, consumer products, energy, and nuclear markets; the ability to seek out, enter into and successfully integrate acquisitions; the Company's expectations of industry consolidation over the next two years; ongoing cost inflationary pressures and the Company's ability to respond to such inflationary pressures; the effects of foreign currency exchange rate fluctuations on its operations; the Company's competitive position in the industry, including global presence, size and critical mass, technical skills, capabilities and experience, product and technology portfolio, recognized brands, trusted customer relationships, and total-solutions capabilities; the underlying trends driving customer demand for ATS solutions remain favourable; the Company's ability to adapt and develop solutions that keep pace with continuing changes in technology and customer needs; the ability to maintain mutually beneficial relationships with the Company's customers; planned restructuring and reorganization activities will be implemented as expected and within anticipated cost ranges; and general economic and political conditions, and global events, including any regional and global conflicts, epidemic or pandemic outbreak or resurgence, and the international trade dynamics.

Forward-looking statements included in this news release are only provided to understand management's current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

Certain forward-looking information included in this news release may also constitute a "financial outlook" within the meaning of applicable securities laws. Such financial outlook may include, without limitation, statements regarding expected revenues, expected adjusted earnings from operations margin, adjusted earnings from operations margin targets, expected restructuring costs, expected capital expenditures and free cash flow targets. Financial outlook involves statements about ATS' prospective financial performance, financial position or cash flows that is based on and subject to the assumptions about future economic conditions and courses of action described above as well as management's assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity, and lower costs achieved from the transportation reorganization. Such assumptions are based on management's assessment of the relevant information currently available and any financial outlook included herein is provided for the purpose of helping readers understand management's current expectations and plans for the future as of the date hereof. The actual results of ATS' operations may vary from the amounts set forth in any financial outlook and such variances may be material. Readers are cautioned that reliance on any financial outlook may not be appropriate for other purposes or in other circumstances and that the risk factors described above and other factors may cause actual results to differ materially from any financial outlook.